July 9, 2019

Christopher Cutchens
Chief Financial Officer
mPhase Technologies, Inc.
9841 Washington Boulevard, Suite 390
Gaithersburg, MD 20878

       Re: mPhase Technologies, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2018
           Filed October 15, 2018
           File No. 000-30202

Dear Mr. Cutchens:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery